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                       COLORADO GREENHOUSE HOLDINGS, INC.
                       1490 WEST 121ST AVENUE, SUITE 202
                             WESTMINSTER, CO 80234



February 16, 1999

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


Re:    Colorado Greenhouse Holdings, Inc. (File No. 333-57329)


Dear Mr. Schwall:

You are hereby authorized to withdraw Colorado Greenhouse Holdings, Inc.'s (the "Company") Registration Statement filed on Form S-1, including all amendments and exhibits thereto (the "Registration Statement"), pursuant to Rule 477 of the Securities Act of 1933, as amended. This application for withdrawal is being made because the Company's Board of Directors does not believe that the public markets would favorably respond to an initial public offering of the Company's common stock at the current time. The Company has not sold any shares of its of its common stock pursuant to the Registration Statement.


If you should have any questions with respect to this letter, please contact William R. Roberts at (303) 417-8501.


Very truly yours,

COLORADO GREENHOUSE HOLDINGS, INC.


By: /s/ JAMES R. RINELLA
   -----------------------------------------
   James R. Rinella, Chief Executive Officer